UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report: May 16, 2019

ESCO TECHNOLOGIES, INC.

(Exact name of the registrant as specified in its charter)

MISSOURI	1-10596	43-1554045
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

9900A Clayton Road

St. Louis, Missouri 63124-1186

(Address of principal executive offices) (Zip code)

(314) 213-7200

(Name and telephone number, including area code, of the

person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1. Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

In accordance with Rule 13p-1 of the Securities Exchange Act of 1934, ESCO Technologies Inc. (“ESCO”) is filing this Specialized Disclosure Form (Form SD) and the associated Conflict Minerals Report. This Form SD and the Conflict Minerals Report, as well as ESCO’s Conflict Minerals Policy, are posted and publicly available on ESCO’s corporate website www.escotechnologies.com. Information contained on ESCO’s website does not constitute part of this Form SD or its Exhibits.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is provided as Exhibit 1.01.

Section 2. Exhibits

Item 2.01 Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report of ESCO Technologies Inc. for Calendar Year 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ESCO TECHNOLOGIES INC.

By	/s/ Victor L. Richey	May 16, 2019
Victor L. Richey
Chairman, Chief Executive Officer and President